# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLARION PARTNERS REAL ESTATE INCOME FUND INC., CIK 0001762562
CUSIP: 180567109
Title of class of securities: Class S Common Stock, per share
Address of issuer's principal executive offices: 620 8th Avenue, 47th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 11/03/2026
Amends the filing with accession number 0000038777-26-000256
Filed by CIK 0000038777
Persons authorized to receive notices and communications: Thomas C. Merchant, One Franklin Parkway, San Mateo, California (CA), 94403, 800-632-2350

## Reporting persons
- Franklin Templeton, Inc. (CIK 0000038777): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 93,329; shared voting power 0; sole dispositive power 93,329; shared dispositive power 0; aggregate amount beneficially owned 93,329 (48.2% of the class)
  Comment: 1. Effective August 17, 2026, Franklin Resources, Inc. was renamed Franklin Templeton, Inc. ("FTI").
  
  2. Consists of 93,329 Class S Shares of Common Stock held in a Franklin Templeton, Inc. corporate account.
  
  3. Percentage represents the current beneficial ownership percentage that Franklin Templeton, Inc. and its investment management subsidiaries may be deemed to beneficially own based upon 193,498 Class S Shares of Common Stock outstanding as of November 3, 2026.
- Charles B. Johnson (CIK 0000936567): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rupert H. Johnson, Jr. (CIK 0001010261): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class S Common Stock, per share
Name of issuer: CLARION PARTNERS REAL ESTATE INCOME FUND INC.
Address of issuer's principal executive offices: 620 8th Avenue, 47th Floor, New York, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Franklin Templeton, Inc.., a Delaware corporation ("FTI"), Charles B. Johnson ("C. Johnson"), and Rupert H. Johnson, Jr. ("R. Johnson, Jr."), (FTI, C. Johnson and R. Johnson, Jr., the "Reporting Persons"). C. Johnson and R. Johnson, Jr. are the principal stockholders of FTI. R. Johnson, Jr. is also the Vice Chairman of FTI and C. Johnson is an Executive Consultant to FTI. C. Johnson and R. Johnson, Jr. are citizens of the United States.
Residence or business address: The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906. The directors and principal executive officers of FTI, their present principal occupations, citizenship and business addresses are listed on Exhibit C.
Present principal occupation or employment: The principal business of FTI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit C.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Franklin Templeton, Inc..: Delaware
Charles B. Johnson and Rupert H. Johnson, Jr.: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in Class S Shares of Common Stock ("the Shares") as follows:

On March 12, 2021 5,223 Shares were transferred for no consideration from Legg Mason, Inc. to FTI. 88,106 Shares were acquired on April 16, 2026 and a total purchase price of $1,051,085 was paid from FTI's working capital. C. Johnson and R. Johnson, Jr. do not own directly any shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
FTI acquired the Shares for investment and to facilitate the acquisition of the Issuer's commercial real estate investments. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Other factors that may affect the Reporting Persons' investment in the Shares include, without limitation, the Issuer's financial position, results, prospects and strategic direction, actions taken by the Issuer's portfolio managers, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions.

Except as described above, none of the Reporting Persons covered by this Schedule 13D currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer. The Reporting Persons may at any time review, reconsider and change their position and/or change their purpose and/or develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 93,329 or 48.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote of the Shares:
Franklin Templeton, Inc..: 93,329
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0

Shared power to vote or to direct the vote of the Shares: 0

Sole power to dispose or to direct the disposition of the Shares:
Franklin Templeton, Inc..: 93,329
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0

Shared power to dispose or to direct the disposition of the Shares: 0
Transactions in the class effected during the past sixty days: On April 16, 2026, FTI purchased 88,106 Shares at a per share price of $11.35 to maintain capitalization and liquidity in th Shares on account of an investor rebalancing its holdings.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Item 5 Ownership
Exhibit C: Principal Executive Officers and Directors of FTI (incorporated by reference to Schedule 13D/A No. 2 filed on September 9, 2026)

EXHIBIT A: JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

Franklin Templeton, Inc..
Charles B. Johnson
Rupert H. Johnson, Jr.

By:/s/THOMAS C. MANDIA
Thomas C. Mandia
Assistant Secretary of Franklin Templeton, Inc..
Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D
Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

Exhibit B: Item 5 Ownership
C. Johnson and R. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of FTI's outstanding common stock and are the principal stockholders of FTI (see FTI's Proxy Statement-Stock
Ownership of Certain Beneficial Owners). The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by a wholly-owned subsidiary of FTI. The Principal Shareholders disclaim any pecuniary interest in any of the Shares reported herein. In addition, the filing of the Schedule 13D on behalf of FTI and the Principal
Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FTI and the Principal Shareholders believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.

## Signatures
- Franklin Templeton, Inc.: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Templeton, Inc. (11/04/2026)
- Charles B. Johnson: /s/THOMAS C. MANDIA, Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G (11/04/2026)
- Rupert H. Johnson, Jr.: /s/THOMAS C. MANDIA, Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule13G (11/04/2026)
Comment: LIMITED POWER OF ATTORNEY FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O'Malley, Thomas C. Merchant, Kimberly Harper, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:
1. Prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Templeton, Inc. ("FT") and/or any registered closed-end company to which an affiliate of FT is an investment adviser (each, a "Reporting Entity"), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the "Exchange Act"); and
2. Seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and
3. Perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
The undersigned acknowledges that:
1. This Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;
2. Any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
3. None of FT, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and
4. This Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.
The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.
A facsimile or portable document format (pdf) copy, or an electronic copy by way of reliable electronic signature technology, of the signature of a party to this Limited Power of Attorney on any such counterpart shall be fully effective as in an original signature.
This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 15th day of October, 2026.

/s/CHARLES B. JOHNSON
Name: Charles B. Johnson

LIMITED POWER OF ATTORNEY FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O'Malley, Thomas C. Merchant, Kimberly Harper, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

1. Prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Templeton, Inc. ("FT") and/or any registered closed-end company to which an affiliate of FT is an investment adviser (each, a "Reporting Entity"), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the "Exchange Act"); and
2. Seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and
3. Perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
The undersigned acknowledges that:
1. This Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;
2. Any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
3. None of FT, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and
4. This Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.
The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.
A facsimile or portable document format (pdf) copy, or an electronic copy by way of reliable electronic signature technology, of the signature of a party to this Limited Power of Attorney on any such counterpart shall be fully effective as in an original signature.
This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 15th day of October, 2026.

/s/RUPERT H. JOHNSON, JR.
Name: Rupert H. Johnson, Jr.